25003104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-31539

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 01 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/24 (MM/DD/YY) AND ENDING 01/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rance King Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3737 E. Broadway
(No. and Street)

Long Beach (City) CA (State) 90803 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Rance King, Jr. (Name) (562) 240-1000 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Ste 270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rance King Securities Corporation, as of 1/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President / CEO

[signature]
Notary Public / see attached acknowledgment

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On Feb 26, 2025 before me, Tanja M. Pierce,
Date *Here Insert Name and Title of the Officer*

personally appeared William R. King, Jr
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2497732
My Comm. Expires Sep 13, 2028

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5907

CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Rance King Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation as of January 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rance King Securities Corporation's management. Our responsibility is to express an opinion on Rance King Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rance King Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Rance King Securities Corporation's financial statements. The supplemental information is the responsibility of Rance King Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Rance King Securities Corporation's auditor since 2022.
Walnut Creek, California
March 28, 2025

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2025

ASSETS

Assets:	
Cash in bank	$ 1,064,411
Due from related parties	25,319
Deferred tax asset	63,800
Investment in private company	100,000
Total assets	$ 1,253,530

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 22,446
Total liabilities	22,446
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	1,192,173
Total stockholder's equity	1,231,084
Total liabilities and stockholder's equity	$ 1,253,530

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 31, 2025

Revenues:		
Interest income		$ 48,335
Total revenues		48,335
Expenses:		
Salaries	$ 99,158	
Professional fees	86,019	
Licenses, fees and regulatory assessments	30,619	
Office expense	18,611	
Occupancy	16,360	
Meals and entertainment	7,713	
Conferences and seminars	6,500	
Dues and subscriptions	4,000	
Communications	3,228	
Postage and delivery	1,975	
Equipment rental and lease/other	4,684	
Total expenses		278,867
Income(loss) before income taxes		(230,532)
Income tax expense(benefit)		(63,000)
Net income(loss)		$ (167,532)

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2025

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	$ 28,911	$ 1,359,705	$ 1,398,616
Net income(loss)	-	-	(167,532)	(167,532)
Balance, end of year	$ 10,000	$ 28,911	$ 1,192,173	$ 1,231,084

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2025

Cash flows from operating activities:	
Net income(loss)	$ (167,532)
Adjustments to reconcile net income to net cash used by operating activities:	
Change in:	
Due from related parties	61,396
Deferred tax asset	(63,800)
Accrued expenses	8,295
Net cash flows used by operating activities	(161,641)
Cash flows from investing activities:	-
Cash flows from financing activities	-
Net decrease in cash	(161,641)
Cash, beginning of year	1,226,052
Cash, end of year	$ 1,064,411

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2025

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rance King Securities Corporation (the "Company") is a registered broker-dealer, subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company was incorporated under the laws of the State of California on June 29, 1984 maintaining its principal and only active office in Long Beach, California. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2025.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2025, the Company had cash deposits in three financial institutions amounting to $1,064,411, which exceeded federal insured limits by $594,557. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

The Company's interest income is derived solely from deposits with financial institutions. Interest income is recognized from these financial institutions when received, which approximates recognition on the accrual basis.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of federal income tax and California franchise tax for financial and tax purposes.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

(2) FAIR VALUE MEASUREMENTS, continued

A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows.

Investments in private companies: valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of January 31, 2025:

Fair Value Measurements

Description	Level 1	Level 2	Level 3	Total
Securities Owned:				
Investments in private company	$ -	$ -	$100,000	$100,000
Total	$ -	$ -	$100,000	$100,000

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended January 31, 2025:

	Amounts
Beginning balance at January 31, 2024	$ 100,000
Purchase, issuances and settlements	-
Unrealized gains and (losses)	-
Ending balance at January 31, 2025	$ 100,000

On October 12, 2021, the Company purchased 10,000 common stock shares of a private company for $100,000. As part of this investment, the Company also possesses 5,000 warrants.

(3) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ (223)	$ 800	$ 577
Deferred	(43,546)	(20,031)	(63,577)
	$ (43,769)	$ (19,231)	$ (63,000)

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

As of January 31, 2025, the Company had federal net operating loss carryforwards of approximately $228,000, which will carryforward indefinitely. The Company also had state net operating loss carryforwards of approximately $227,000, which will carryforward indefinitely.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2021 and forward remain open for examination by federal, and 2020 and forward remain open for examination by State of California.

(4) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. ("RKP"), an affiliate of the Company and the only sponsor of the offerings. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On October 1, 2020, the agreement was amended followed with a second amendment on April 1, 2023 and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $172,920 for the year ended January 31, 2025.

As of January 31, 2025, The Company had payroll cost adjustment balance receivable of $25,319 and shared cost balance payable of $13,549 with RKP.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(5) NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2025, the Company had net capital of $1,105,765 which was $1,100,765 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $22,447 to net capital was 0.02 to 1, which is less than the 15 to 1 maximum allowed.

(6) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

(7) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending January 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8) COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of January 31, 2025.

(9) EMPLOYEE BENEFIT PLAN

Effective Month December 1, 1999, the Company adopted a 401(k) retirement/profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan after completing at least six months of service and attaining age twenty-one. Effective May 1, 2022, the Plan amended to apply automatic enrollment to employees who become eligible on/after May 1, 2022 at a default pre-tax elective deferral rate of 5%. The Company's profit sharing contributions are discretionary and are determined each year by the Company. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account plus actual earnings thereon is based on years of continuous service as follows: 0% vested for the first two years of service, then 20% vesting per year until the participant is 100% vested after six years of service. The Company recorded profit sharing contributions of none for the year ended January 31, 2025.

(10) SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is William R. King, Jr.

RANCE KING SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2025

Total stockholder's equity		$ 1,231,084
Less: non-allowable assets		
Due from related parties	$ (25,319)	
Investment in private company	(100,000)	
Total non-allowable assets		(125,319)
Net capital		$ 1,105,765

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,496
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 1,100,765

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 22,446
Ratio of aggregate indebtedness to net capital	0.02 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated January 31, 2025.

RANCE KING SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) real estate private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

RANCE KING SECURITIES CORPORATION

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) real estate private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.